FOIA Confidential Treatment
Has Been Requested by RTI International Metals, Inc.
Pursuant to 17 CFR 200.83
January 7, 2011
BY FACSIMILE AND EDGAR SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4631
Washington, D.C. 20549-7010
Attn.: Mr. John Cash, Accounting Branch Chief

Re:	RTI International Metals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010
and September 30, 2010
Form 8-K filed December 8, 2010
File No. 001-14437
Dear Mr. Cash:
     Enclosed please find our responses to the comments set forth in the letter dated December 22, 2010 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced documents. References to the “Company”, “we”, or “our” in this letter refer to RTI International Metals, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by facsimile. Please note that the Company is providing a portion of its response to Comment 1 and Comment 2 pursuant to Rule 83 of the Commission’s Rules of Practice, and requests confidential treatment for the redacted portions of the response, which are indicated herein as [*]. Please promptly inform me of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.
     As requested by the Staff, the Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
January 7, 2011

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses and supplemental information are in regular type.
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Item 1. Financial Statements, page 1
Note 5 — Income Taxes, page 8
1.	Please provide us a more comprehensive explanation of the specific facts and circumstances that impacted your income tax provisions during each interim period. Please provide us greater clarity as to the factors that impacted your effective income tax rates during each interim period, including explanations of the significant differences between the federal statutory rate and your effective rates. Please also specifically address the reasons for changes in your effective tax rates during the periods ended March 31, 2010, June 30, 2010, and September 30, 2010. Additionally, please revise future filings, as appropriate, to better explain the factors that impact your income taxes during each period.

Response:
     Overview
     RTI International Metals, Inc. and its subsidiaries (collectively, “RTI” or the “Company”) conduct business on a global basis and have significant operations both in the U.S. and Canada. RTI has smaller operations in France and the UK. Each jurisdiction has its own statutory rate. The US has the highest statutory rate at 35% while the other jurisdictions have statutory rates ranging from 26.9% to 33.3%.
     Throughout 2010, RTI forecasted a consolidated loss or near break-even results for the year, with the Company forecasting domestic profits offset by relatively larger losses from foreign operations. However, income was not forecasted to be earned ratably over the year; rather, a majority of the anticipated losses were forecasted to occur in the second half of the year. As the year progressed and forecasts were revised and updated, the domestic forecasted income increased to a larger degree than the foreign forecast worsened, consequently producing a smaller consolidated loss in each subsequent forecast.

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

     The latest available management annual forecast is used to calculate each quarterly tax provision. The following table summarizes the Company’s forecasted full year 2010 income (loss) before tax as it evolved on a quarterly basis throughout 2010.

	1st Quarter Annual	2nd Quarter Annual	3rd Quarter Annual
	Forecast	Forecast	Forecast

Domestic	[*]	[*]	[*]
Foreign	[*]	[*]	[*]

Total	[*]	[*]	[*]
     In 2010 in the first and second quarters, RTI calculated the effective tax rate based on an estimated annual forecast in accordance with ASC 740-270-30. However, in the third quarter, RTI calculated its effective tax rate based on a discrete methodology in accordance with ASC 740-270-30-18 (i.e. actual tax calculation based on September 30, 2010 results). The decision to depart from the annual effective rate methodology was based upon the significant variability in the annual effective tax rate calculation resulting in an unreliable estimate of the annual effective tax rate. The variability in the annual effective tax rate calculation was the result of a near break-even forecast and the mix of domestic income taxed at higher statutory rates and foreign losses taxed at lower statutory rates. The following table summarizes the estimated annual effective tax rate (“ETR”), before discrete items, calculated at each quarter end.

	Three months	Six months	Nine months
	ended March 31,	ended June 30,	ended September
	2010	2010	30, 2010

Forecasted income/(loss) before tax	[*]	[*]	[*]
Estimated Tax Provision/(benefit)	[*]	[*]	[*]

Estimated Annual ETR	5.9%	-52.1%	554.9%[1]
     The changes in the estimated ETR are solely based on the changing forecast and the mix of domestic and foreign earnings. In all quarters, the effects of foreign operations — that is the rate differential associated with foreign income/loss before tax and foreign tax expense/benefit — is the most significant reconciling item.
     As noted above, because of RTI’s inability to reliably estimate the annual effective tax rate as a result of very low levels of annual forecasted income before tax, the annual effective rate approach was not used in the third quarter.
     Tax Provision facts and circumstances for the three months ended March 31, 2010
     The calculated worldwide effective rate to be applied to the year-to-date income for the three months ended March 31, 2010 was 5.9%. The table below illustrates the

[1] Not used for financial reporting purposes.

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

components of the worldwide annual effective tax rate calculated at the end of the first quarter related to domestic income and foreign loss forecasts. Note that even though an annual ordinary loss was forecasted, year-to-date income was reported for the three months ended March 31, 2010 and ASC 740-270-30-26 was followed.
First Quarter Projected Full Year 2010 Effective Rate

	Forecasted			Illustrative Tax Rate			Tax Expense
	IBIT (Loss)			(Tax Expense / IBIT)			(Benefit)

Domestic	$	[*]	x	[*]	%	=	$	[*]
Foreign	$	[*]	x	[*]	%	=	$	[*]

	$	[*]					$	[*]
          Effective Tax Rate = [*] / [*] = 5.9%
     Application of Full Year 2010 Effective Rate to First Quarter Year to Date Results

First Quarter
Year to Date
Income Before Income Tax (IBIT) for the three months ended March 31, 2010	$11,638,000
Application of Annual Effective Rate	5.9%

Tax Expense (Benefit) before discrete items	686,642
Discrete Items	(446,627)

Total Tax Expense (Benefit)	$240,015

     As discussed above, the annual forecast used to calculate the first quarter provision for income taxes was a consolidated loss of [*]. The annual tax provision prepared in accordance with ASC 740-270-30 in the first quarter estimated a tax benefit of [*], or an estimated annual ETR of 5.9%. This rate was lower than the federal statutory rate of 35% because foreign source losses benefited at lower rates were partially offset by domestic tax expense. Following the model prescribed by ASC 740-270-30-35, this positive rate was applied to year-to-date results to determine the provision for income taxes. Supplementally, if a quarterly ETR reconciliation would have been prepared for the quarter, the effects of foreign operations would be the single largest reconciling item followed by adjustments to unrecognized tax benefits. All other rate reconciling items would have significantly less impact to the effective tax rate. Both of these items are disclosed in Note 5 — Income Taxes in our Quarterly Report on Form 10-Q for the period ended March 31, 2010. Our disclosure was designed to inform the reader of the significant factors affecting our effective tax rate in accordance with ASC 740-270-50.

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

     In future filings we will continue to disclose the major factors impacting our effective tax rate and will enhance such disclosure when it is appropriate to do so.
     Tax Provision facts and circumstances for the six months ended June 30, 2010
     The calculated worldwide annual effective tax rate to be applied to the year-to-date income for the six months ended June 30, 2010 was a negative 52.1%. The table below illustrates the components of the worldwide annual effective tax rate calculated at the end of the second quarter related to the domestic income and foreign loss forecasts. Note that even though an annual ordinary loss was forecasted, year-to-date income was reported in the second quarter and ASC 740-270-30-26 was followed.
     Second Quarter Forecasted Full Year 2010 Effective Rate

Illustrative
	Forecasted		Tax Rate	Tax Expense
	IBIT (Loss)		(Tax Expense / IBIT)	(Benefit)

U.S.	$	[*]	[*] %	$	[*]
Foreign	$	[*]	[*] %	$	[*]

	$	[*]		$	[*]

          Tax Expense/IBIT = [*] / [*] = negative 52.1% Tax Rate
Application of Full Year 2010 Effective Rate to Second Quarter Year to Date Results

Second Quarter
Year to Date
Income Before Income Tax (IBIT) for the six-months ended June 30, 2010	$13,806,000
Application of Annual Effective Rate	-52.1%

Tax Expense (Benefit) before discrete items	(7,192,926)
Discrete Items	(637,567)

Total Tax Expense (Benefit)	$(7,830,493)

     As discussed above, the annual forecast used to calculate the second quarter provision for income taxes was a consolidated loss of $[*]. The annual tax provision prepared in the second quarter estimated a tax charge of $[*], or an estimated annual ETR of negative 52.1%. The U.S. statutory rate being higher than the foreign statutory rates, combined with the specific mix of domestic and foreign earnings for the second quarter, resulted in the domestic tax expense offsetting the foreign tax benefit, which was not the case in the first quarter of 2010. This resulted in a negative tax rate, which when applied to the year-

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

to-date results in accordance with ASC 740-270-30, resulted in a tax benefit being recorded even though there was year-to-date income. Although this result was counterintuitive, ASC 740-270-30 would not support a departure from the annual effective rate methodology for this reason alone. RTI designed its disclosure on this issue so as to make the reader aware of the primary factors affecting its annual effective rate, and to convey that this benefit being recorded would reverse over the remainder of the year. RTI further advised that if the forecast of the level and/or mix of domestic and foreign income (loss) should change, it could materially affect the Company’s annual effective rate. Supplementally, if an ETR reconciliation for the quarter had been prepared, it would have revealed that the largest rate reconciling items were the effects of foreign operations and adjustments to unrecognized tax benefits. The effects of foreign operations was disclosed in Note 5 — Income Taxes in our Quarterly Report Form 10-Q for the period ended June 30, 2010 as the principal reason for the difference between estimated effective rate and the statutory rate.
     In response to your request for a supplemental comparison of quarter to quarter effective tax rates within 2010 as compared to the first quarter, the primary reasons for the difference in the estimated effective rate are the reduction of the consolidated loss estimated in the annual forecast, the related shift in the mix of domestic and foreign earnings of that forecast, and the impact of utilizing a different annual effective tax rate from the first quarter calculated effective tax rate (catch up adjustment). There were no significant changes to other permanent items.
     In future filings we will continue to disclose the major factors impacting our effective tax rate and will enhance such disclosure when it is appropriate to do so.
Tax Provision facts and circumstances for the nine months ended September 30, 2010
     As stated above, RTI used September 30, 2010 actual results to calculate the provision under ASC 740-270-30-18. Before concluding that this methodology was appropriate, RTI considered whether to continue with the annual effective rate methodology prescribed under ASC 740-270-30. RTI prepared a provision calculation under the annual effective rate approach using an annual forecast (same methodology used in the first and second quarters of 2010) of $[*] and calculated tax expense of $[*], or an ETR of 555%. If this estimate had been used in the third quarter, then the Company would have expected significant fluctuations in the provision (benefit) for income taxes on the income statement. The following table presents the provision (benefit) for income taxes for the third and fourth quarters if the annual effective rate methodology had been used compared to what would have been recorded using the actual tax calculation. The latter method clearly results in less fluctuation in the provision (benefit) for income taxes for the three month periods ended September 30, 2010 and December 31, 2010.

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

Using 555% ETR

				(Forecasted)	(Forecasted)
	Six	Three	Nine	Three	Twelve
	months	months	months	months	months
	ended	ended	ended	ended	ended
	June 30,	September	September	December	December
	2010	30, 2010	30, 2010	31, 2010	31, 2010
Income before Tax	13,806	[*]	[*]	[*]	[*]
Provision(Benefit) for income taxes	(7,831)	[*]	[*]	[*]	[*]
Using Actual Tax Calculation

				(Forecasted)	(Forecasted)
	Six	Three	Nine	Three	Twelve
	months	months	months	months	months
	ended	ended	ended	ended	ended
	June 30,	September	September	December	December
	2010	30, 2010	30, 2010	31, 2010	31, 2010
Income before Tax	13,806	(2,884)	10,922	[*]	[*]
Provision(Benefit) for income taxes	(7,831)	13,891	6,060	[*]	[*]
     Further, the near break-even income before tax forecast, coupled with the impact of the mix of foreign losses and domestic income and related rate differentials, produced such variability in the estimate of the annual effective tax rate that RTI believed the annual effective tax rate approach did not produce a reliable estimate of the ETR. Consequently, the tax provision was based on actual results through September 30, 2010 consistent with ASC 740-270-30-18. We disclosed that the tax provision was based on actual results in Note 5 — Income Taxes our Form 10-Q for the period ended September 30, 2010. Supplementally, if a rate reconciliation table had been prepared for the third quarter, the effects of foreign operations would have been the most significant item.
     In response to your request for a supplemental comparison of quarter to quarter effective tax rates within 2010 as compared to the second quarter, the primary differences in the effective tax rate are as follows:
–	For reasons discussed above, actual results as of September 30, 2010 were used to calculate the provision for income taxes for the third quarter. As both the actual year to date income and provision for income taxes are positive, a positive

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

effective tax rate is calculated. In the prior quarter, a negative tax rate was calculated.

–	A larger income before tax amount was used (third quarter actual results were greater than second quarter forecast). The larger denominator softens the effect of permanent items.

–	Effects of foreign operations continue to be the largest rate reconciling item, however the impact was less in the third quarter than in the second quarter.

–	The impact of utilizing a different annual effective tax rate from the second quarter calculated effective tax rate (catch up adjustment).
     The table below summarizes the calculation of the provision for income taxes at the third quarter.
Discrete Tax Rate for nine months ending September 30, 2010

			Tax Rate
			(Tax
			Expense		Tax Expense
	IBIT (Loss)		/ IBIT)		(Benefit)

U.S.	$31,153,000	x	37.0%	=	$11,526,610

Foreign	$(20,231,000)	x	23.3%	=	$(4,713,823)

Tax (Before Discrete Items)	$10,922,000				$6,812,787
Discrete Items					(753,000)

Tax (including Discrete Items)					$6,059,787

     In future filings we will continue to disclose the major factors affecting our effective tax rate and will enhance such disclosure when it is appropriate to do so.
Form 8-K filed December 8, 2010
2.	We refer to your Form 8-K filed on December 8, 2010 where you provide annual and interim condensed consolidating financial statements pursuant to Rule 3-10 of Regulation S-X. In this regard, please:
•	Confirm to us and clarify in future filings that all the guarantor subsidiaries are “100% owned” as defined in Rule 3-10(h)(1) of Regulation S-X;
Response:
     Each of the guarantor subsidiaries is 100% owned as defined in Rule 3-10(h)(1) of

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

Regulation S-X. In future filings, we will revise our disclosure to clarify that all of the guarantors are 100% owned as defined in Rule 3-10(h)(1) of Regulation S-X in a manner substantially similar to the following:
The Company’s outstanding public debt (the “Guaranteed Notes”) is jointly and severally, fully and unconditionally guaranteed by several of its subsidiaries (the “Guarantor Subsidiaries”). Each of the Guarantor Subsidiaries is 100% owned, either directly or indirectly, by the Company.
•	Explain to us why parent company equity is not equal to consolidated equity in the condensed consolidating balance sheets;
Response:
     We agree that parent company equity should equal consolidated equity in the condensed consolidating balance sheets. In future filings, we will ensure parent company equity equals consolidated equity in the condensed consolidating balance sheets.
•	Explain to us and clarify in future filings why the parent company recorded net sales of ($667,000) and $13,493,000 for the three and nine months ended September 30, 2010, including what these amounts relate to;
Response:
     Net sales of approximately $13.5 million recorded at the parent company during the nine months ended September 30, 2010 represent the March 2010 settlement of Airbus’ 2009 take-or-pay obligation, [*]. In March of 2010, the Company and Airbus settled Airbus’ 2009 contractual purchase shortfall in the amount of approximately $15.4 million. [*]. These amounts were recorded at the parent company as they are outside of the ordinary course of business for contracts of this type and the contract is directly between the parent company and the customer.
[*]
     In future filings, we will clarify why the parent company recorded net sales with disclosure substantially similar to the following:
     During the nine months ended September 30, 2010, the parent company recorded net sales related to the March 2010 settlement of Airbus’ 2009 contractual obligations.
•	Explain to us and clarify in future filings why the parent company recorded credits in selling, general and administrative expenses for the year ended

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

December 31, 2009, the three months ended September 30, 2009 and 2010, and the nine months ended September 30, 2009;
Response:
     The parent company charges a management fee to its subsidiaries based upon its budgeted expenses. This management fee is recorded as an offset of actual costs incurred. Generally, the budgeted management fee is not revised during the year. In each of the periods referenced, the Company has focused resources on corporate overhead containment during the current global economic downturn. As a result, actual expenses were less than budgeted expenses, resulting in a credit to selling, general, and administrative expenses at the parent company, offset by a debit to selling, general, and administrative expenses at the subsidiaries.
     In future filings, we will clarify why the parent company recorded credits in selling, general, and administrative expenses with disclosure substantially similar to the following:
The parent company charges a management fee to the subsidiaries based upon its budgeted annual expenses. A credit in selling, general, and administrative expenses (“SG&A”) for the parent company indicates actual expenses were lower than budgeted expenses. A credit in parent company SG&A is offset by an equal debit amount in the subsidiaries SG&A.
•	Explain to us how and why the parent company recorded significant positive operating cash flows during the nine months ended September 30, 2010; and
Response:
     The significant positive operating cash flows for the parent company during the nine months ended September 30, 2010, related primarily to the cash payment received for the settlement of Airbus’ 2009 take-or-pay obligation referenced above.
•	Explain to us and clarify in future filings what the “other” captions under investing cash flows and financing cash flows actually represent.
Response:
     Other investing cash flows generally represent cash investments by the parent company and guarantor subsidiaries in the Company’s subsidiaries. Other financing cash flows represent these cash investments on the subsidiaries’ books.

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

     For each of the periods presented in our Form 8-K dated December 8, 2010, a table detailing the other investing and other financing cash flows balances is presented below:

	Nine Months Ended September 30, 2010
	RTI		Non-
	International	Guarantor	Guarantor
	Metals, Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Other Investing Activities
Purchase of short-term investments	$—	$(215)	$—	$—	$(215)
Sales of short-term investments	—	45,000	—	—	45,000
Proceeds from disposal of property, plant, and equipment	—	—	1,433	—	1,433
Investments in subsidiaries	(15,830)	(2,900)	—	18,730	—

Total other investing activities	$(15,830)	$41,885	$1,433	$18,730	$46,218

Other Financing Activities
Intercompany debt	$(3,268)	$127,344	$(124,076)	$—	$—
Parent company investments	—	(114,625)	133,355	(18,730)	—
Proceeds from exercise of employee stock options	983	—	—	—	983
Excess tax benefits from stock-based compensation activity	350	—	—	—	350

Total other financing activities	$(1,935)	$12,719	$9,279	$(18,730)	$1,333

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

	Nine Months Ended September 30, 2009
	RTI		Non-
	International	Guarantor	Guarantor
	Metals, Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Other Investing Activities
Purchase of short-term investments	$—	$(40,000)	$—	$—	$(40,000)
Investments in subsidiaries	(19,374)	(8,717)	—	28,091	—

Total other investing activities	$(19,374)	$(48,717)	$—	$28,091	$(40,000)

Other Financing Activities
Intercompany debt	$125,549	$(121,072)	$(4,477)	$—	$—
Parent company investments	—	—	28,091	(28,091)	—
Proceeds from exercise of employee stock options	51	—	—	—	51
Excess tax benefits from stock- based compensation activity	439	—	—	—	439
Financing fees	(300)	—	—	—	(300)

Total other financing activities	$125,739	$(121,072)	$23,614	$(28,091)	$190

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

	Year Ended December 31, 2009
	RTI		Non-
	International	Guarantor	Guarantor
	Metals, Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Other Investing Activities
Purchase of short-term investments	$—	$(105,000)	$—	$—	$(105,000)
Sales of short-term investments	—	40,000	—	—	40,000
Proceeds from disposal of property, plant, and equipment	—	—	22	—	22
Investments in subsidiaries	115,957	(12,907)	—	(103,050)	—

Total other investing activities	$115,957	$(77,907)	$22	$(103,050)	$(64,978)

Other Financing Activities
Intercompany debt	$(13,449)	$14,720	$(1,271)	$—	$—
Parent company investments	—	(135,331)	32,281	103,050	—
Proceeds from exercise of employee stock options	120	—	—	—	120
Excess tax benefits from stock-based compensation activity	39	—	—	—	39
Financing fees	(300)	—	—	—	(300)

Total other financing activities	$(13,590)	$(120,611)	$31,010	$103,050	$(141)

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

	Year Ended December 31, 2008
	RTI		Non-
	International	Guarantor	Guarantor
	Metals, Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Other Investing Activities
Investments in subsidiaries	$(430,193)	$(49,350)	$—	$479,543	$—

Total other investing activities	$(430,193)	$(49,350)	$—	$479,543	$—

Other Financing Activities
Intercompany debt	$114,193	$(124,905)	$10,712	$—	$—
Parent company investments	—	423,470	56,073	(479,543)	—
Proceeds from exercise of employee stock options	137	—	—	—	137
Excess tax benefits from stock-based compensation activity	215	—	—	—	215
Financing fees	(1,313)	—	—	—	(1,313)
Proceeds from government grants	—	2,842	—	—	2,842

Total other financing activities	$113,232	$301,407	$66,785	$(479,543)	$1,881

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

	Year Ended December 31, 2007
	RTI		Non-
	International	Guarantor	Guarantor
	Metals, Inc.	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Other Investing Activities
Purchase of short-term investments	$(1,408)	$—	$—	$—	$(1,408)
Sale of short-term investments	86,442	—	—	—	86,442
Proceeds from disposal of property, plant, and equipment	—	—	523	—	523
Investments in subsidiaries	(18,572)	(5,767)	—	24,339	—

Total other investing activities	$66,462	$(5,767)	$523	$24,339	$85,557

Other Financing Activities
Intercompany debt	$14,684	$(20,106)	$5,422	$—	$—
Parent company investments	—	—	24,339	(24,339)	—
Proceeds from exercise of employee stock options	1,760	—	—	—	1,760
Excess tax benefits from stock-based compensation activity	4,235	—	—	—	4,235
Financing fees	(845)	—	—	—	(845)

Total other financing activities	$19,834	$(20,106)	$29,761	$(24,339)	$5,150

     In future filings, we will clarify what the “other” captions under investing cash flows and financing cash flows represent by providing additional uncondensed captions in our Condensed Consolidating statement of Cash flows substantially similar to those noted above (i.e., purchase of short-term investments, sale of short-term investments, intercompany debt, parent company investments, financing fees, etc.).
     If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me by phone at (412) 893-0083.
Sincerely,
/s/ William T. Hull
Senior Vice President and Chief Financial Officer

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission
January 7, 2011

cc:	Dale Welcome Dawne S. Hickton Chad Whalen, Esq. Jennifer R. Minter, Esq.

Confidential Treatment Requested by RTI International Metals, Inc.

[*] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.